KWESST Reports On Progress of DSEF Contract

November 6, 2023 - Ottawa - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U;  NASDAQ: KWE and KWESW); ("KWESST" or "the Company") today reported on the progress of the $136M Department of Defence (DND) program in Canada with its joint venture partners, Thales and Akkodis, as announced May 2nd, 2023 (the "DSEF contract").  All amounts in CAD.

The Directorate Land Command Systems Program Management (DLCSPM) Software Engineering Facility ("DSEF") Professional Services program is the Canadian Army's central provider of Command and Control (C2) Specialty Applications in the areas of Indirect Fire Control software, Artillery Fire Control software, and Sniper Ballistics Control software development and support services. As the Army's development cell for Command and Control (C2) Software, the DSEF responds to new requirements as they emerge from the battlefield.

The DSEF program is now ramping up and KWESST anticipates that it will begin contributing revenue in fiscal Q1 2024 which commenced October 1st 2023.  The customer has issued three Statements of Work (SOWs) for three initial taskings to commence transition from the program incumbent (ADGA).  KWESST is in the process of hiring, supplying, and submitting for approval to the customer approximately 11 resources under these SOWs which would represent an annualized revenue of approximately $2.2 million. To date, 5 candidates have accepted offers conditional upon their approval by the client and the issuance of security clearances. An additional 2 candidates are currently undergoing evaluation, with plans to identify and screen the remaining candidates in the upcoming weeks.

The Company expects that further work tasks will be issued by the customer once the transition from the program incumbent is complete.  The Company has previously estimated that once operating at scale, it will receive a minimum of $4M annually from the contract, with potential for its workshare to be up to 20% of the total contract value, or an average of up to approximately $5M annually over the initial five-year term based on the terms of its agreement with its joint venture partners.

1 The gross margins estimated include an allocation of one-time hiring costs (recruitment and similar fees) that is amortized over the period of service anticipated by the employee during the initial contract term.  Gross margin estimate has been calculated by subtracting only direct costs (cost of employee salary and benefits as well as hiring costs as described) from the estimated amounts billable under the contract for the approved work tasks.

The Company expects its gross margin on the initial set of work tasks to average between 18% and 22% in the first full year of work for these initial tasks.  This is an estimate based on several factors including annual salaries as well as one-time hiring costs1 of resources (and other related employment costs) and includes only direct costs.  Management is committed to working to improve the efficiency and cost of hiring and therefore improve  gross margin, as additional work tasks are issued by the customer and related hiring continues under the contract.

The contract includes five additional years of extension that may be exercised at the option of the customer.  This embeds KWESST strategically within DND's digital modernization program, and the Company believes it could catalyze similar additional opportunities.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, CFO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com (587-225-2599)

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts, inability to economically hire suitable employee resources to complete work under long-term contracts such that anticipated margins are not achieved or work cannot be delivered, statements of work and orders for its products in 2023 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.